FRAN STOLLER Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

April 12, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.
Registration Statement on Form 10-12G
File No. 000-27436

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended Registration Statement on Form 10-12G (the “Amended Form 10”).

The Amended Form 10 is being filed to respond to the comments set forth in the Staff’s letter dated April 9, 2010 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form 10, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended Form 10.

Comment Number	Response

Our Products, page 3

1.	Please expand your revised disclosure here further to also quantify the difference in results between the Probuphine arms and the placebo arms in both the primary measures of effectiveness and the secondary measure of effectiveness.

Jeffrey P. Riedler

April 12, 2010

The disclosure under the heading “Our Products-Probuphine” on page 4 of the Amended Form 10 has been expanded to quantify the difference in results between the Probuphine arms and the placebo arms in both the primary measure of effectiveness and the secondary measures of effectiveness.

Employment Agreements, page 29

2.	We note your response to our prior comment 4 and the revised disclosure to the effect that the Compensation Committee will review appropriate base salaries for Dr. Rubin and Mr. Bhonsle during the next several months. However, you should also disclose what will happen to the base salaries for these two executives under the terms of the current employment agreements immediately following the Trigger Date, regardless of any new agreements that may be entered into or amendments to the Trigger Date that may be made.

The disclosure under the heading “Base Salaries” on page 22 of the Amended Form 10 has been revised to disclose that in the event new compensation arrangements with Dr. Rubin and Mr. Bhonsle have not been determined prior to June 30, 2010, Dr. Rubin and Mr. Bhonsle will either (i) make a determination to continue their employment at their then existing respective compensation levels or (ii) terminate their employment arrangements with the Company.

The one remaining reference to “Trigger Date” on page 29 has been deleted, as it is clearer to simply use the date June 30, 2010.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner